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                          June 14, 2024

       Martin J. Bonick
       Chief Executive Officer
       Ardent Health Partners, LLC
       340 Seven Springs Way, Suite 100
       Brentwood, Tennessee 37027

                                                        Re: Ardent Health
Partners, LLC
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 3,
2024
                                                            CIK No. 0001756655

       Dear Martin J. Bonick:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 22, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Consolidated operating statistics, page vi

   1. We note that you have revised your disclosure to include metrics for "Adjusted admissions excluding
COVID-19 patients" and "Net patient service revenue per adjusted admission excluding
COVID-19 patients." Please revise to briefly describe here and throughout your filing
how management considers these metrics in evaluating the
                                                        company's business and
financial objectives.
 Martin J. Bonick
FirstName  LastNameMartin
Ardent Health Partners, LLCJ. Bonick
Comapany
June       NameArdent Health Partners, LLC
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
Prospectus Summary
Overview, page 1

2. We note your revised disclosure in response to comment 5, including that "a significant portion of our revenue and net income is attributable to JVs." Please revise your disclosure here to quantify the "significant portion" of revenue and net income attributable to your LLCs and VIEs. In addition, please briefly describe the risks related to you owning less than 100% of these operating entities and include a cross reference to the relevant risk factor included elsewhere in your filing. In your risk factor disclosure, please revise to describe the VIEs interests that may differ from the interests of the Company as a whole, which could limit your ability to effectively operate the VIE and maximize the economic benefits from it. Finally, please revise your organizational chart to disclose, in the chart or in narrative disclosure, the percentage interest owned by your wholly owned subsidiaries in your VIEs.
Our platform, page 5

3. The summary chart on page 5 notes you have 18 JV-operated hospitals. On page 2 and elsewhere in the prospectus you state that nine of your hospitals are owned and operated through LLCs that qualify as VIEs; that through your wholly-owned subsidiaries, you own majority interests in each LLC that owns and operates your hospitals; and consequently, a significant portion of your revenue and net income is attributable to JVs. Please confirm that the number of JV-operated hospitals is larger than the number of hospitals owned by
         LLCs that qualify as VIEs and, if so, please explain the difference between the two categories. Make conforming changes throughout your filing, including to your prospectus summary.
Corporate Conversion, page 14

4. We note your revised disclosure in response to prior comment 7, including that you
         "selected the Corporate Conversion as a transaction structure for administrative efficiency," and to support your "strategic vision to grow." Please further revise your disclosure to clarify the significance of your investors owning common stock rather than interests in a limited liability company, and clarify whether there are any additional incentives, such as tax incentives, to existing investors, principal equity holders, or other related parties related to the Corporate Conversion. Please also clarify whether there are any other material ways in which the structure of the Corporate Conversion benefits you, existing investors, principal equity holders, or other related parties that may not equally benefit public investors. In addition, please clarify the reasons underlying why you expect the intended benefits discussed in your revised disclosure. If the final structure and details of the Corporate Conversion are still being determined, please note this fact in your response letter and consider the need for any additional disclosure once final details are available. In this regard, we note your statement on page 190 that the treatment of your
         Class C units in connection with the offering will be disclosed in a future filing.
 Martin J. Bonick
Ardent Health Partners, LLC
June 14, 2024
Page 3
Summary historical financial and operating data, page 20

5. We note most of the bullets presented to address the limitations of Adjusted EBTIDA as an operating performance measure refer to cash requirements, the statements of cash flows, and other liquidity measures. We further note similar references in the subsequent paragraph, such as "discretionary cash available" and "cash flow from operations and other cash flow data." Please either remove all cash related references or provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K for the presentation of
         Adjusted EBITDA as a liquidity measure in addition to it being a performance measure. Note that to the extent that you are presenting Adjusted EBITDA as a liquidity measure, it is required to comply with the requirements in Item 10(e)(1)(ii)(A) of
         Regulation S-K.
Non-GAAP Valuation Measure, page 26

6. We note your discussion of the limitations of Adjusted EBITDAR appears to be focused on its use as a liquidity measure. Please revise your disclosure to solely focus on its limitations as a valuation measure rather than as a liquidity measure or an operating performance measure.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Outsourcing of revenue cycle management functions to Ensemble, page 85

7. We note your statement that the monthly consideration payable to Ensemble is "based on an agreed-upon percentage of the total net cash received by our
entities using Ensemble   s
         services from providing patient services less any refunds of previously collected revenues issued by those entities in such month." Please clarify what percentage of your total revenue is collected via the master service agreement with Ensemble. Additionally, please revise to provide the specific percentage or percentage range of total net cash received that is payable to Ensemble or explain to us why this figure is not material.
Supplemental non-GAAP performance measure, page 99

8. We note your response to comment 13 along with the expanded disclosures you have provided. Given that the change in composition of noncontrolling interest earnings will occur in connection with the IPO, any adjustment for noncontrolling interest earnings related to JV partners for Adjusted EBITDA and Adjusted EBITDAR should be for the entire amount recognized for the corresponding period presented. In this regard, you may
FirstName LastNameMartin J. Bonick
       consider presenting pro forma measures that reflect the impact of the change in the
Comapany    NameArdent
       composition  of nonHealth Partners,
                            controlling    LLC for the latest year and interim
period. Such
                                        interests
       information
June 14, 2024 Pageshould
                    3      be presented in accordance with Article 11 of
Regulation S-X.
FirstName LastName
 Martin J. Bonick
FirstName  LastNameMartin
Ardent Health Partners, LLCJ. Bonick
Comapany
June       NameArdent Health Partners, LLC
     14, 2024
June 14,
Page 4 2024 Page 4
FirstName LastName
Our Joint Venture Model, page 125

9. We note your revised disclosure describing the general terms of your joint ventures on
         page 125, including that "[t]he JV   s profits, losses and cash
distributions are shared
         between us and our partners based upon the respective ownership interest in the
         JV." Please provide additional detail describing how profits, losses, and cash distributions are shared between you and your partners, including the terms of any agreements related to their allocation.
2. Summary of significant accounting policies
Segment Reporting, page F-27

10. We note your response to comment 23. Please provide us with the following additional information:

                You state that the President of Hospital Operations (President) approves all regional and facility budgets and forecasts and ensures they are aligned with the overall consolidated budget and forecast. Please tell us whether the regional and facility budgets comprise the entire consolidated budget. If there are business units, departments or other parts of the consolidated budget the President does not review and approve, describe them and tell us who is responsible for approving them.

                Please explain in further detail how regional and facility budgets and forecasts are aligned with the consolidated budget. In this regard, please tell us whether, after preparing the regional and facility budgets, changes are proposed to the consolidated budget that is then provided to the CEO for review. As part of your response, please
              describe the President   s involvement in preparing, reviewing,
or approving the
              consolidated budget.

                You state that the President is responsible for the operations
of the Company   s
              regions, as well as driving both organic and inorganic growth across the regions. The
              President provides direct supervision over each of the Company
s operating regions,
              the regional budgeting, forecasting and related monitoring processes, and the day-to-
              day operations of the regions, and is responsible for the continued growth and success of the regions across the Company. As such, please provide us with your analysis of whether the President is part of your CODM function. Refer to ASC 280-10-50-5 for guidance.
 Martin J. Bonick
FirstName  LastNameMartin
Ardent Health Partners, LLCJ. Bonick
Comapany
June       NameArdent Health Partners, LLC
     14, 2024
June 14,
Page 5 2024 Page 5
FirstName LastName
       Please contact Tracey Houser at 202-551-3736 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Samir A. Gandhi, Esq.